9/29

04045616

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ReGen Therapeutics Plc

*CURRENT ADDRESS N Lott, 8 Baker Street
London W1U 3LL
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FILE NO. 82- 34822 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: EBS

DAT : 10/13/04

RECEIVED
2004 SEP 29 P 1:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REGISTRAR OF
COMPANIES

82-34822 AR/S
12-31-02

ReGen Therapeutics Plc

Report and Financial Statements

Year Ended

31 December 2002

BDO

BDO Stoy Hayward
Chartered Accountants

Annual report and financial statements for the year ended 31 December 2002

Contents

Directors

Page:

Directors

P W C Lomax	(Executive Chairman)
M C R Beveridge	(Non Executive Deputy Chairman)
K B Corbin	(Channel Islands) (Non Executive Director)
N A C Lott	(Finance Director)
M J Small	(New Projects Director)
T S Shilton	(Development Director)

Secretary and registered office N Lott, 8 Baker Street, London, W1U 3LL

Company number 3508592

Business address Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Auditors BDO Stoy Hayward, 8 Baker Street, London, W1U 3LL.

Nominated adviser Nabarro Wells & Co Limited, Saddlers House, Gutter Lane, Cheapside, London, EC2V 6BR.

Broker Hoodless Brennan & Partners PLC, 40 Marsh Wall, Docklands, London, E14 9TP.

Legal Advisors Hale and Dorr, Alder Castle, 10 Noble Street, London, EC2V 7QJ.

Chairman's statement

2002 was a significant year for the development for ReGen. The most important events were the two reports on the clinical trials. On 22 March we released the results of the interim study. The data showed that in the 106 patient double blind placebo controlled trial Colostrinin™ had achieved statistical significance at its clinical end point, cognitive function. On the 8th July we announced a positive outcome of the 30 week trial. Although the placebo was dropped at the 15 week stage the 30 week trial demonstrated that:

1. Approximately 40% of patients on Colostrinin™ were stabilised or improved after 15 weeks of therapy based on an analysis of overall responses.
2. 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15 week stage of the trial.
3. Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease.
4. No drug-related Serious Adverse Events or safety concerns were observed during the trial.

ReGen considers the data from the trial to be very positive confirming the finding of earlier pilot studies in Poland and supporting its view that Colostrinin™ is a potentially effective treatment of Alzheimer's disease. The company will therefore continue its development programme, in preparation for the next stage of clinical testing. The programme will now also include an investigation into whether the effects of the product can be further enhanced by varying the dosing regimen. ReGen is currently in discussions with a number of parties in relation to securing sufficient funding for this next stage of development.

The development work is proceeding satisfactorily. In particular we would point to the announcement of the 9 January 2003 that a patent on the use of Colostrinin™ as an oxidative stress regulator has been granted by the United States Patent & Trademark Office. It is generally acknowledged that oxidative stress is the pathogenesis of severe neurodegenerative diseases, including Alzheimer's disease.

Our first Public announcement of work in this area came on the 24 October 2002 at the 18th International Conference on Alzheimer's disease in Barcelona, Spain. We said that the work conducted in collaboration with University of Texas Medical Branch has begun to add solid scientific evidence to support earlier preliminary findings that Colostrinin™ could modulate oxidative stress. The findings showed that Colostrinin™ could prevent/reduce the oxidative damage of important molecules such as proteins and lipids that lead to pathological changes at the cellular and organ level. This activity appears to be mediated via an intermediate called 4-HNE. These results may help to explain the clinical benefits of Colostrinin™, as seen in the recently completed clinical study in Alzheimer's disease patients, and suggest that Colostrinin™ might be helpful in other diseases which involve oxidative stress.

We also had a widening of our patent portfolio. On the 17th October we announced the granting of a dietary supplement patent by the United Kingdom Patent Office. The company is actively examining the potential for a nutraceutical version of Colostrinin™. In particular ReGen is evaluating whether Colostrinin™ can be developed as a nutraceutical in parallel with the continued development of the product as a pharmaceutical formulation for the treatment of Alzheimer' disease.

We have also been active on the financial front. On the 10 June 2002 we raised £429,000 of additional working capital, primarily from existing shareholders. We have also issued shares to two investment trusts. On the 24 September we acquired 1,060,606 shares at £1 each in New Opportunities Investment Trust (NOIT) and on the 22 January 2003 we acquired 750,000 shares at £1 each in Jubilee Investment Trust. Both share transactions were made in return for ReGen shares at 5p each.

Chairman's statement ***(Continued)***

These two actions have placed current assets on our balance sheet. They provide us with short term backing for borrowing and at the same time provide a potential source of cash. I should also add that management time spent on these issues is much less and the cost to the company is far lower than would be the case with more conventional placings. We will continue to be innovative in our funding.

On the human resources front I must remind you that three directors have left the company since the last Chairman's statement. Dr Jerzy Georgiades, the Chief Scientific officer and a founder of the business, and Michael Harvey, the Chief Executive Officer, left the company at the end of August. David Gration, a non-executive director, left the Board at the end of November. We thank all three people for what they have done for the company.

The departures of Dr Jerzy Georgiades and Mike Harvey formed part of our overall restructuring and cost cutting exercise towards the end of 2002, which also involved the closing of the ReGen operation in Poland and a significant reduction in the size of the London Office. We have cut out almost £700,000 off of our overheads going forward in 2003 compared with 2002.

Finally I should like to congratulate Tim Shilton and Martin Small on their promotion to the Board of Directors. Tim Shilton takes over primary responsibility for running the Colostrinin project, while Martin Small, another founder of the company, will now focus on new projects.

May I also take this opportunity of thanking our shareholders who have continued to support us in what are very difficult times in the equity markets. Please be reassured that we have every intention of taking the company forward continuing with our objective of improving the life of Alzheimer's Disease sufferers and, in the meantime, evaluating and, hopefully, pursuing many new and exciting opportunities.

I wish you all a prosperous and peaceful 2003.

Percy W Lomax
Executive Chairman

Report of the directors for the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

Results and dividends

The profit and loss account is set out on page 8 and shows the result for the year.

The directors do not recommend the payment of an ordinary dividend.

Principal activities, trading review and future developments

The principal activity of the group was drug development and ancillary services.

A review of the business and future developments is contained in the Chairman's statement on pages 1 and 2.

Post balance sheet events

Details of material post balance sheet events are detailed in note 26 of the financial statements.

Policy of the payment of creditors

Amounts due to suppliers are settled promptly within their terms of payment except in cases of dispute.

The number of days purchases of the company represented by trade creditors at 31 December 2002 was 34 (2001 – 21).

Corporate governance

The directors acknowledge the importance of the 'Principles of Good Governance and Code of Best Practice' published by the UK Listing Authority (usually described as the 'Combined Code') and intend to apply them as appropriate to the company given its size and nature.

A remuneration committee has been established and is comprised of 2 non-executive directors. It reviews the performance of executive directors and senior executives and recommends the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of shareholders. No director participates in decisions concerning his own remuneration.

An audit committee has been established and includes non-executive directors.

Research and development

All expenditure incurred in respect of the development of Colostrinin™ has been charged to the profit and loss account in accordance with the company's stated accounting policy.

Directors

The directors of the company during the year were:

P W C Lomax	
M C R Beveridge – Non-executive	
K B Corbin – Non-executive	
Dr J Georgiades	(resigned 2 September 2002)
D W Gration – Non-executive	(resigned 29 November 2002)
M J Harvey	(resigned 30 August 2002)
N Lott	
Dr W W Wolf	(resigned 15 January 2002)
M Small	(appointed 10 December 2002)
T Shilton	(appointed 10 December 2002)

Directors' interests

The beneficial interests in the shares of the company of the directors at the year end were:

	Ordinary shares of 5p each	
	31 December 2002	**31 December 2001***
P W C Lomax	1,448,736	1,448,736
M C R Beveridge	2,552,326	2,552,326
K B Corbin	105,000	105,000
N Lott	32,000	32,000
M Small	1,348,736	1,348,736
T Shilton	-	-

* or subsequent date of appointment

Share options held by directors are disclosed in note 6 to the financial statements.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

Directors' responsibilities *(Continued)*

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

BDO Stoy Hayward have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting.

By order of the Board

N Lott

Secretary

4 March 2003

Report of the independent auditors

To the shareholders of ReGen Therapeutics Plc

We have audited the financial statements of ReGen Therapeutics Plc for the year ended 31 December 2002 on pages 8 to 26 which have been prepared under the accounting policies set out on pages 12 and 13.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We read other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental uncertainty – going concern

In forming our opinion, we have considered the adequacy of the disclosures made in note 25 of the financial statements concerning the uncertainties as to the outcome of future fund-raising, and the successful completion of clinical trials and subsequent drug registration. In view of the significance of these matters we consider that it should be drawn to your attention. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2002 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

BDO Stoy Hayward

BDO STOY HAYWARD
Chartered Accountants
and Registered Auditors
London

4 March 2003

Consolidated profit and loss account for the year ended 31 December 2002

	Note	2002 £	2001 £
Administrative costs			
Other		**1,286,021**	1,573,387
Development costs		**580,246**	916,114
Operating loss	2	**(1,866,267)**	(2,489,501)
Amounts written off current asset investment	12	**(525,000)**	-
Interest receivable		**22,157**	78,817
Interest payable	3	**(2,257)**	(3,668)
Loss on ordinary activities before taxation		**(2,371,367)**	(2,414,352)
Taxation on loss from ordinary activities	7	**64,754**	88,741
Loss on ordinary activities after taxation	17	**(2,306,613)**	(2,325,611)
Basic and diluted loss per share	8	**(3.05p)**	(4.64)p

All amounts relate to continuing activities.
All recognised gains and losses are included in the profit and loss account.

The notes on pages 12 to 26 form part of these financial statements.

Consolidated balance sheet at 31 December 2002

	Note	2002 £	2002 £	2001 £	2001 £
Fixed assets					
Intangible assets	9		1,861,786		1,863,315
Tangible assets	10		24,087		38,459
			1,885,873		1,901,774
Current assets					
Investments	12	535,606		-	
Debtors	13	135,211		324,948	
Cash at bank and in hand		6,570		1,098,911	
		677,387		1,423,859	
Creditors: amounts falling due within one year	14	358,515		363,431	
Net current assets			318,872		1,060,428
Total assets less current liabilities			2,204,745		2,962,202
Capital and reserves					
Called up share capital	16		4,656,070		3,349,229
Share premium	17		5,711,478		5,469,163
Profit and loss account	17		(8,162,979)		(5,856,366)
Equity shareholders' funds	18		2,204,569		2,962,026
Non-equity minority interests			176		176
			2,204,745		2,962,202

The financial statements were approved by the Board on 4 March 2003

P W C Lomax
Director

The notes on pages 12 to 26 form part of these financial statements.

Company balance sheet at 31 December 2002

	Note	2002 £	2002 £	2001 £	2001 £
Fixed assets					
Intangible assets	9		**486,370**		415,752
Tangible assets	10		**17,424**		26,366
Investments	11		**2,818,522**		2,730,798
			3,322,316		3,172,916
Current assets					
Investments	12	**535,606**		-	
Debtors	13	**134,956**		307,676	
Cash at bank and in hand		**6,154**		1,070,146	
		676,716		1,377,822	
Creditors: amounts falling due within one year	14	**282,995**		281,622	
Net current assets			**393,721**		1,096,200
Total assets less current liabilities			**3,716,037**		4,269,116
Capital and reserves					
Called up share capital	16		**4,656,070**		3,349,229
Share premium	17		**5,711,478**		5,469,163
Profit and loss account	17		**(6,651,511)**		(4,549,276)
Equity shareholders' funds	18		**3,716,037**		4,269,116

The financial statements were approved by the Board on 4 March 2003

P W C Lomax
Director

The notes on pages 12 to 26 form part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2002

	Note	2002 £	2002 £	2001 £	2001 £
Net cash outflow from operating activities	19		(1,785,178)		(2,531,149)
Returns on investments and servicing of finance					
Interest received		22,157		78,817	
Interest paid		(2,257)		(3,668)	
			19,900		75,149
Taxation			195,199		(34)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(4,749)		(11,711)	
Payments to acquire intangible fixed assets		(75,068)		(119,914)	
Proceeds from sale of fixed assets		-		28,080	
			(79,817)		(103,545)
Net cash outflow before management of liquid resources and financing			(1,649,896)		(2,559,579)
Management of liquid resources					
Decrease in short term deposits		950,000		900,000	
Sales of short-term investments		-		200,000	
			950,000		1,100,000
Financing					
Proceeds of shares issued for cash		492,470		1,444,614	
Expenses paid on share issue		(3,921)		(163,786)	
			488,549		1,280,828
Decrease in cash	20		(211,347)		(178,751)

The notes on pages 12 to 26 form part of these financial statements.

1 Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards. The following principal accounting policies have been applied:

Basis of consolidation

The group financial statements incorporate the results of ReGen Therapeutics Plc and all of its subsidiary undertakings (from the date of acquisition where applicable). Intra group sales and profits are eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over 19 years.

Acquired goodwill is written off in equal annual instalments over its estimated useful economic life of 19 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Depreciation

Depreciation is provided to write off the cost or valuation, less residual values of all tangible fixed assets evenly over their expected useful lives. It is calculated at the following rate:

Office equipment - 25% per annum on cost

Valuation of investments

Investments held as current assets are stated at the lower of cost and market value.

Foreign currency

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates. Any differences are taken to the profit and loss account.

Financial instruments

In relation to the disclosures made in note 15:

- short-term debtors and creditors are not treated as financial assets or financial liabilities
- the group does not hold or issue derivative financial instruments for trading purposes

1 Accounting policies *(Continued)*

Research and development

Expenditure on pure and applied research and development costs are charged to the profit and loss account in the year in which it is incurred.

Patents and trademarks

Costs to obtain patent rights for the use of Colostrinin have been capitalised and will be amortised over the expected useful life of the patent from the date the patent is granted.

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances are not discounted.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Liquid resources

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

2 Operating loss

	2002	2001
	£	£
This has been arrived at after charging:		
Depreciation of owned assets	**19,121**	18,227
Amortisation of goodwill	**74,490**	74,490
Amortisation of patent costs	**2,107**	1,516
Auditors' remuneration - audit fee - group and company	**20,000**	20,000
- other services	**19,250**	29,560
Operating lease rentals - land and buildings	**55,735**	84,237

3 Interest payable

	2002	2001
	£	£
Bank interest	**2,257**	3,668

4 Loss attributable to members of the parent company

The company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements.

The group loss for the year includes a loss after tax of £2,102,235 (2001 - £2,027,324) which is dealt with in the financial statements of the parent company.

5 Employees

	2002	2001
	£	£
Staff costs consist of:		
Wages and salaries	**590,693**	632,805
Social security costs	**53,127**	65,050
	643,820	697,855

The average number of employees of the group during the year, including directors, was as follows:	Number	Number
Administration	**9**	12
Scientific	**2**	2
	11	14

6 Directors

	2002 £	2001 £
Directors' emoluments by individual:		
P W C Lomax	**45,200**	48,783
M C R Beveridge	**25,000**	25,000
K B Corbin	**15,000**	15,000
Dr J Georgiades	**100,000**	100,000
D W Gration	**13,750**	15,000
M J Harvey	**72,820**	100,000
N Lott	**71,100**	72,450
M Small	**5,513**	-
T Shilton	**4,583**	-
Dr F E Rentschler (resigned 30 April 2001)	**-**	833
Dr W W Wolf (resigned 15 January 2002)	**-**	15,833
	352,966	392,899
Compensation for loss of office (payable to M J Harvey)	**30,000**	-

The share options of the directors at the year end under share option schemes are set out below:

	1 January 2002 and 31 December 2002 Number	Exercise price	Date from which exercisable	Expiry date
K B Corbin	150,000	28p	24 March 2002	23 March 2010
N Lott	150,000	28p	24 March 2002	23 March 2010
M Small	150,000	12p	5 December 2003	4 December 2011
T Shilton	150,000	12p	5 December 2003	4 December 2011

No options lapsed during the year. The market price of the shares at 31 December 2002 was 4.5p and the range during the financial year was 3p to 21p.

7 Taxation

	2002 £	2001 £
UK corporation tax credit in respect of current period	**83,531**	88,741
Underprovision in respect of prior years	**(18,777)**	-
Total current tax credit	**64,754**	88,741

The group has tax losses of approximately £4.2 m (2001 - £3.5 m) for offset against future profits.

The tax assessed for the year is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2002 £	2001 £
Loss on ordinary activities before tax	**2,371,367**	2,414,352
Loss on ordinary activities at the standard rate of corporation tax in the UK of 30% (2001 – 30%)	**711,410**	724,306
Effects of:		
Expenses not deductible for tax purposes	**(37,479)**	(92,976)
Enhanced relief tax research and development	**56,375**	178,815
Capital allowances for year in excess of depreciation	**44,217**	56,933
Unrealised loss on investment	**(157,500)**	-
Unrelieved tax losses	**(588,444)**	(830,041)
Unrelieved overseas tax losses	**(28,579)**	(37,037)
Adjustment to tax for charge in respect of previous years	**(18,777)**	-
R & D tax credit refundable	**83,531**	88,741
Current tax credit for the year	**64,754**	88,741

8 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 75,500,242 and the loss is £2,306,613 (2001 - 50,141,506 shares and the loss £2,325,611).

The effect of all potential ordinary shares is anti-dilutive.

9 Intangible assets

Group

	Goodwill £	Patent rights £	Trade marks £	Total £
Cost				
At 1 January 2002	1,415,065	743,044	4,681	2,162,790
Additions	-	75,068	-	75,068
At 31 December 2002	**1,415,065**	**818,112**	**4,681**	**2,237,858**
Amortisation				
At 1 January 2002	297,959	1,516	-	299,475
Charge for the year	74,490	2,107	-	76,597
At 31 December 2002	**372,449**	**3,623**	**-**	**376,072**
Net book value				
At 31 December 2002	**1,042,616**	**814,489**	**4,681**	**1,861,786**
At 31 December 2001	1,117,106	741,528	4,681	1,863,315

Company

	Patent rights £
Cost	
At 1 January 2002	417,268
Additions	72,134
At 31 December 2002	**489,402**
Amortisation	
At 1 January 2002	1,516
Charge for the year	1,516
At 31 December 2002	**3,032**
Net book value	
At 31 December 2002	**486,370**
At 31 December 2001	415,752

10 Tangible assets

Group

	Office equipment £
Cost	
At 1 January 2002	72,717
Additions	4,749
At 31 December 2002	**77,466**
Depreciation	
At 1 January 2002	34,258
Charge for the year	19,121
At 31 December 2002	**53,379**
Net book value	
At 31 December 2002	**24,087**
At 31 December 2001	38,459

Company

	Office equipment £
Cost	
At 1 January 2002	50,463
Additions	4,749
At 31 December 2002	**55,212**
Depreciation	
At 1 January 2002	24,097
Charge for the year	13,691
At 31 December 2002	**37,788**
Net book value	
At 31 December 2002	**17,424**
At 31 December 2001	26,366

11 Investments - Company

	Investments in subsidiary undertaking £	Loans to subsidiary undertakings £	Total £
At beginning of year	1,424,287	1,306,511	2,730,798
Movement in year	-	87,724	87,724
At end of year	**1,424,287**	**1,394,235**	**2,818,522**

The investment at 31 December 2002 represents a 100% investment in ReGen Polska. ReGen Polska has a 100% interest in the equity share capital of The Georgiades Foundation Limited and its wholly owned subsidiaries, ReGen Biotech Limited and Georgiades Biotech Limited. All of the above are unlisted companies.

Name	Country of registration	Nature of business
ReGen Biotech Limited *	Great Britain	Dietary supplement licensee
The Georgiades Foundation Limited	British Virgin Islands	Developer of Colostrinin
Georgiades Biotech Limited *	British Virgin Islands	Developer of Colostrinin
ReGen Polska	Poland	Developer of Colostrinin

* Interest held indirectly via The Georgiades Foundation Limited.

The investment in The Georgiades Foundation Limited is as follows:

Class of share	Number of shares in issue	Percentage held
10c ordinary 'A' shares	**22,100**	**100**
10c deferred shares	**6,852**	**58**
	28,952	

The share capital of The Georgiades Foundation Limited is denominated in US dollars.

12 Current asset investments

	Group and Company 2002 £	Group and Company 2001 £
Cost of listed investments	**1,060,606**	-
Market value at 31 December 2002	**535,606**	-

13 Debtors

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Other debtors	**24,092**	79,247	**23,839**	61,975
Prepayments	**67,588**	71,735	**67,586**	71,735
Corporation tax	**43,531**	173,966	**43,531**	173,966
	135,211	324,948	**134,956**	307,676

All debtors are due within one year.

On 28 October 2002, before Mr Small was appointed a director of the company, a quasi-loan of £2,736 was made for the provision of a travel season ticket. The amount is payable in equal instalments over 12 months as a deduction from salary. The amount outstanding at the 31 December 2002 was £2,280.

14 Creditors: amounts falling due within one year

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Bank overdraft	**69,006**	-	**69,006**	-
Trade creditors	**177,919**	179,548	**175,986**	167,944
Other taxes and social security costs	**11,072**	17,929	**11,072**	15,945
Other creditors	**80,518**	145,954	**6,931**	77,733
Accruals	**20,000**	20,000	**20,000**	20,000
	358,515	363,431	**282,995**	281,622

The bank overdraft is secured by a fixed and floating charge over the assets of the company.

15 Financial instruments

The group's financial instruments comprise principally of cash and current asset investments. The main purpose of these financial instruments is to finance the group's operations.

The group has decided to finance its operations mainly through share issues in exchange for cash or current asset investments. The reasons for this policy is set out in the Chairman's statement. The principal risk to the group is liquidity and further reduction in the value in investments and this is kept under review by the directors. The directors do not believe the group has any significant currency risk or interest rate risk. The cash deposits are held in a mixture of short term deposits and current accounts at floating rates. The directors are of the opinion that there is no difference between the fair value and book value of financial instruments.

The group has an overdraft facility of £300,000. The facility is due for review in September 2003. Interest in respect of this facility is payable at the rate of 2.5% per annum over the base rate.

16 Share capital

	2002 £	2001 £
Authorised		
700,000,000 ordinary shares of 5p each	**35,000,000**	35,000,000
Called up share capital issued		
93,121,391 (2001 - 66,984,568) ordinary shares of 5p each	**4,656,070**	3,349,229

During the year the company issued 4,924,702 ordinary shares of 5p each at a premium of 5p per share.

A further 21,212,121 ordinary shares of 5p each were issued in exchange for 1,060,606 redeemable ordinary shares at 100p each in New Opportunities Investment Trust plc (NOIT), together with 212,121 warrants exercisable at 100p. These warrants may not be exercised after 24 September 2007.

The issued shares rank pari passu with existing shares.

16 Share capital *(Continued)*

Share options

At 31 December 2002, share options outstanding (including directors') under the company's unapproved share option plan are as set out below:

Date of grant	Number of shares	Date from which options are first exercisable	Lapse date	Price per share
24 March 2000	300,000	24 March 2002	23 March 2010	28p
23 June 2000	89,285	23 June 2001	11 January 2004	28p
7 December 2000	200,000	1 December 2002	30 November 2010	28p
5 December 2001	300,000	5 December 2003	4 December 2011	12p
25 July 2002	89,285	25 July 2002	24 July 2007	7p

17 Reserves

Group and company	Share premium £
At 1 January 2002	5,469,163
Shares issued	246,236
Associated costs written off	(3,921)
At 31 December 2002	**5,711,478**

Group	Profit and loss account £
At 1 January 2002	(5,856,366)
Loss transferred to reserves	(2,306,613)
At 31 December 2002	**(8,162,979)**

17 Reserves *(Continued)*

Company	Profit and loss account £
At 1 January 2002	(4,549,276)
Loss transferred to reserves	(2,102,235)
At 31 December 2002	**(6,651,511)**

18 Reconciliation of movements in equity shareholders' funds

Group	2002 £	2001 £
Loss for the financial year	**(2,306,613)**	(2,325,611)
New share issue	**1,306,841**	722,307
Premium on new share issue net of issue costs	**242,315**	558,521
Decrease to equity shareholders' funds	**(757,457)**	(1,044,783)
Opening equity shareholders' funds	**2,962,026**	4,006,809
Closing equity shareholders' funds	**2,204,569**	2,962,026

Company	2002 £	2001 £
Loss for the financial year	**(2,102,235)**	(2,027,324)
New share issue	**1,306,841**	722,307
Premium on new share issue net of issue costs	**242,315**	558,521
Decrease to equity shareholders' funds	**(553,079)**	(746,496)
Opening equity shareholders' funds	**4,269,116**	5,015,612
Closing equity shareholders' funds	**3,716,037**	4,269,116

19 Reconciliation of operating loss to net cash outflow from operating activities

	2002 £	2001 £
Operating loss	**(1,866,267)**	(2,489,501)
Amortisation	**76,597**	76,006
Depreciation	**19,121**	18,227
Decrease/(increase) in debtors	**59,293**	(5,680)
Decrease in creditors	**(73,922)**	(130,201)
Net cash outflow from operating activities	**(1,785,178)**	(2,531,149)

20 Reconciliation of net cash flow to movement in net funds

	2002 £	2001 £
Decrease in cash in the year	**(211,347)**	(178,751)
Decrease in liquid resources	**(414,394)**	(1,100,000)
Movement in net funds in the year	**(625,741)**	(1,278,751)
Net funds at start of year	**1,098,911**	2,377,662
Net funds at end of year (note 21)	**473,170**	1,098,911

21 Analysis of net funds

	At start of year £	Cash flow £	Non cash movement £	At end of year £
Cash in hand	148,911	(142,341)	-	**6,570**
Liquid resources	950,000	(950,000)	553,606	**535,606**
Bank overdraft	-	(69,006)	-	**(69,006)**
Total	1,098,911	(1,161,347)	553,606	**473,170**

22 Major non-cash transaction

During the year the company issued 21,212,121 ordinary shares of 5p each (£1,060,606) in exchange for 1,060,606 redeemable ordinary shares at 100p each in New Opportunities Investment Trust plc.

23 Commitments under operating leases

As at 31 December 2002, the company had annual commitments under non-cancellable operating leases as set out below:

Group and company	**Land and buildings 2002 £**	**Land and buildings 2001 £**
Operating leases which expire:		
Within one year	-	18,908

24 Related party transactions

The following directors provided services on an arms length basis to the group and the amounts charged were:

P W C Lomax	£3,480 (2001 - £3,105) Services through Lomax Pharmaceutical Consulting of which P W C Lomax is a partner The balance outstanding at 31 December 2002 was £Nil (2001 - £Nil).

25 Going concern

Following the results of the clinical trials, the directors have reviewed and amended the company's plans for utilising its existing resources and identified a need for additional funding during the next financial year. The directors anticipate that this will be addressed by a further placing of shares, in addition to the realisation of the current asset investments.

On this basis the directors consider it appropriate to prepare the financial statements on the going concern basis.

If the fundraising and ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

26 Post balance sheet events

On 30 January 2003 ReGen Therapeutics Plc issued 15,000,000 5p ordinary shares in exchange for 750,000 10p shares in Jubilee Investment Trust plc.

Since the year end the market value of the group's and company's current asset investment has decreased by a further £74,242. The value at 27 February 2002 of the current asset investment held at the 31 December 2002 is £461,364.